PUBLIC

15028242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-48347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Poydras Street, Suite 1400
(No. and Street)

New Orleans (City) LA (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold E. Doley, III 504-529-9752
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive W 508w (Address) Southfield, (City) MI (State) 48075-5303 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, Harold E. Doley, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on this 27th DAY of February, 2015

Signature

Managing Principal

Title

Notary Public

MANUEL FIGUEREO
Notary Public, State of New York
No. 01FI646120
Qualified in New York County
Commission Expires May 15, 20 18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Lugano Group Incorporated
Statement of Financial Condition
December 31, 2014

ASSETS		
Current Assets		
Cash in Bank	$	5,581
Commissions receivable		4,050
Accrued interest receivable		2
FINRA Refund		1,231
Total current assets		10,865
Property and Equipment		
Computers and equipment		14,074
less accumulated depreciation		(12,431)
		1,642
TOTAL ASSETS	$	12,507
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	135
Subordinated Liabilities		
Liabilities subordinated to the claims of general creditors		13,000
TOTAL LIABILITIES		13,135
Stockholder's Equity		
Common stock, par value $1 per share; 10,000 **shares authorized, 100 shares issued and outstanding**		100
Additional paid in capital		88,886
Retained Earnings		(89,614)
TOTAL STOCKHOLDER'S EQUITY		(628)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,507

The footnotes are an integral part of theses financial statements.